

DocuSign Envelope ID: AD8D79D5-FAB9-4CE1-AA15-29B688D1A163

CALIFORNIA ASSOCIATION OF REALTORS®

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP

(Buyer's Brokerage Firm to Buyer)
(As required by the Civil Code)
(C.A.R. Form AD, Revised 12/18)

☐ (If checked) This form is being provided in connection with a transaction for a leasehold interest exceeding one year as per Civil Code section 2079.13(j), (k) and (l).

When you enter into a discussion with a real estate agent regarding a real estate transaction, you should from the outset understand what type of agency relationship or representation you wish to have with the agent in the transaction.

SELLER'S AGENT

A Seller's agent under a listing agreement with the Seller acts as the agent for the Seller only. A Seller's agent or a subagent of that agent has the following affirmative obligations:

To the Seller: A Fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Seller.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

BUYER'S AGENT

A Buyer's agent can, with a Buyer's consent, agree to act as agent for the Buyer only. In these situations, the agent is not the Seller's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Seller. An agent acting only for a Buyer has the following affirmative obligations:

To the Buyer: A fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Buyer.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

AGENT REPRESENTING BOTH SELLER AND BUYER

A real estate agent, either acting directly or through one or more salespersons and broker associates, can legally be the agent of both the Seller and the Buyer in a transaction, but only with the knowledge and consent of both the Seller and the Buyer.

In a dual agency situation, the agent has the following affirmative obligations to both the Seller and the Buyer:

(a) A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either the Seller or the Buyer.
(b) Other duties to the Seller and the Buyer as stated above in their respective sections.

In representing both Seller and Buyer, a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the Buyer's or Seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the Seller's willingness to accept a price less than the listing price or the Buyer's willingness to pay a price greater than the price offered.

SELLER AND BUYER RESPONSIBILITIES

Either the purchase agreement or a separate document will contain a confirmation of which agent is representing you and whether that agent is representing you exclusively in the transaction or acting as dual agent. Please pay attention to that confirmation to make sure it accurately reflects your understanding of your agent's role.

The above duties of the agent in a real estate transaction do not relieve a Seller or Buyer from the responsibility to protect his or her own interests. You should carefully read all agreements to assure that they adequately express your understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

If you are a Buyer, you have the duty to exercise reasonable care to protect yourself, including as to those facts about the property which are known to you or within your diligent attention and observation.

Both Sellers and Buyers should strongly consider obtaining tax advice from a competent professional because the federal and state tax consequences of a transaction can be complex and subject to change.

Throughout your real property transaction you may receive more than one disclosure form, depending upon the number of agents assisting in the transaction. The law requires each agent with whom you have more than a casual relationship to present you with this disclosure form. You should read its contents each time it is presented to you, considering the relationship between you and the real estate agent in your specific transaction. **This disclosure form includes the provisions of Sections 2079.13 to 2079.24, inclusive, of the Civil Code set forth on page 2. Read it carefully. I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS DISCLOSURE AND THE PORTIONS OF THE CIVIL CODE PRINTED ON THE BACK (OR A SEPARATE PAGE).**

☒ Buyer ☐ Seller ☐ Landlord ☐ Tenant DocuSigned by: Yizhen Zhao *Ark7 Properties LLC and/or Assigns* A0FC743CFDA04F8... Date 7/20/2020

☐ Buyer ☐ Seller ☐ Landlord ☐ Tenant ________ Date ________

Agent *The Pinza Group, Inc.* DRE Lic. # *01941229*
Real Estate Broker (Firm)

By DocuSigned by: Steve Pinza 0F714BFD57CF407... DRE Lic. # *01867691* Date 7/20/2020
(Salesperson or Broker-Associate, if any) *Steven Pinza, Esq*

© 1991-2018, California Association of REALTORS®, Inc.

AD REVISED 12/18 (PAGE 1 OF 2)

EQUAL HOUSING OPPORTUNITY

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 1 OF 2)

The Pinza Group, Inc. 1250 Pine St #104 Walnut Creek, CA 94596 Phone: (510)725-4775 Fax: 510-788-6045 Fairview
Steven Pinza, Esq. Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com

DocuSign Envelope ID: AD8D79D5-FAB9-4CE1-AA15-29B688D1A163

CIVIL CODE SECTIONS 2079.13 – 2079.24 (2079.16 APPEARS ON THE FRONT)

2079.13. As used in Sections 2079.7 and 2079.14 to 2079.24, inclusive, the following terms have the following meanings:
(a) "Agent" means a person acting under provisions of Title 9 (commencing with Section 2295) in a real property transaction, and includes a person who is licensed as a real estate broker under Chapter 3 (commencing with Section 10130) of Part 1 of Division 4 of the Business and Professions Code, and under whose license a listing is executed or an offer to purchase is obtained. The agent in the real property transaction bears responsibility for that agent's salespersons or broker associates who perform as agents of the agent. When a salesperson or broker associate owes a duty to any principal, or to any buyer or seller who is not a principal, in a real property transaction, that duty is equivalent to the duty owed to that party by the broker for whom the salesperson or broker associate functions.
(b) "Buyer" means a transferee in a real property transaction, and includes a person who executes an offer to purchase real property from a seller through an agent, or who seeks the services of an agent in more than a casual, transitory, or preliminary manner, with the object of entering into a real property transaction. "Buyer" includes vendee or lessee of real property. **(c)** "Commercial real property" means all real property in the state, except (1) single-family residential real property, (2) dwelling units made subject to Chapter 2 (commencing with Section 1940) of Title 5, (3) a mobilehome, as defined in Section 798.3, (4) vacant land, or (5) a recreational vehicle, as defined in Section 799.29. **(d)** "Dual agent" means an agent acting, either directly or through a salesperson or broker associate, as agent for both the seller and the buyer in a real property transaction. **(e)** "Listing agreement" means a written contract between a seller of real property and an agent, by which the agent has been authorized to sell the real property or to find or obtain a buyer, including rendering other services for which a real estate license is required to the seller pursuant to the terms of the agreement. **(f)** "Seller's agent" means a person who has obtained a listing of real property to act as an agent for compensation.**(g)** "Listing price" is the amount expressed in dollars specified in the listing for which the seller is willing to sell the real property through the seller's agent. **(h)** "Offering price" is the amount expressed in dollars specified in an offer to purchase for which the buyer is willing to buy the real property. **(i)** "Offer to purchase" means a written contract executed by a buyer acting through a buyer's agent that becomes the contract for the sale of the real property upon acceptance by the seller. **(j)** "Real property" means any estate specified by subdivision (1) or (2) of Section 761 in property, and includes (1) single-family residential property, (2) multiunit residential property with more than four dwelling units, (3) commercial real property, (4) vacant land, (5) a ground lease coupled with improvements, or (6) a manufactured home as defined in Section 18007 of the Health and Safety Code, or a mobilehome as defined in Section 18008 of the Health and Safety Code, when offered for sale or sold through an agent pursuant to the authority contained in Section 10131.6 of the Business and Professions Code. **(k)** "Real property transaction" means a transaction for the sale of real property in which an agent is retained by a buyer, seller, or both a buyer and seller to act in that transaction, and includes a listing or an offer to purchase. **(l)** "Sell," "sale," or "sold" refers to a transaction for the transfer of real property from the seller to the buyer and includes exchanges of real property between the seller and buyer, transactions for the creation of a real property sales contract within the meaning of Section 2985, and transactions for the creation of a leasehold exceeding one year's duration. **(m)** "Seller" means the transferor in a real property transaction and includes an owner who lists real property with an agent, whether or not a transfer results, or who receives an offer to purchase real property of which he or she is the owner from an agent on behalf of another. "Seller" includes both a vendor and a lessor of real property. **(n)** "Buyer's agent" means an agent who represents a buyer in a real property transaction.
2079.14. A seller's agent and buyer's agent shall provide the seller and buyer in a real property transaction with a copy of the disclosure form specified in Section 2079.16, and shall obtain a signed acknowledgment of receipt from that seller and buyer, except as provided in Section 2079.15, as follows: **(a)** The seller's agent, if any, shall provide the disclosure form to the seller prior to entering into the listing agreement. **(b)** The buyer's agent shall provide the disclosure form to the buyer as soon as practicable prior to execution of the buyer's offer to purchase. If the offer to purchase is not prepared by the buyer's agent, the buyer's agent shall present the disclosure form to the buyer not later than the next business day after receiving the offer to purchase from the buyer.
2079.15. In any circumstance in which the seller or buyer refuses to sign an acknowledgment of receipt pursuant to Section 2079.14, the agent shall set forth, sign, and date a written declaration of the facts of the refusal.
2079.16 Reproduced on Page 1 of this AD form.
2079.17(a) As soon as practicable, the buyer's agent shall disclose to the buyer and seller whether the agent is acting in the real property transaction as the buyer's agent, or as a dual agent representing both the buyer and the seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller, the buyer, and the buyer's agent prior to or coincident with execution of that contract by the buyer and the seller, respectively. **(b)** As soon as practicable, the seller's agent shall disclose to the seller whether the seller's agent is acting in the real property transaction as the seller's agent, or as a dual agent representing both the buyer and seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller and the seller's agent prior to or coincident with the execution of that contract by the seller.
CONFIRMATION: The following agency relationships are confirmed for this transaction:

Seller's Brokerage Firm ___DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____

Is the broker of (check one): ☐ the seller; or ☐ both the buyer and seller. (dual agent)

Seller's Agent _____DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____

Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

Buyer's Brokerage Firm ___DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____

Is the broker of (check one): ☐ the buyer; or ☐ both the buyer and seller. (dual agent)

Buyer's Agent _____DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____

Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

(d) The disclosures and confirmation required by this section shall be in addition to the disclosure required by Section 2079.14. An agent's duty to provide disclosure and confirmation of representation in this section may be performed by a real estate salesperson or broker associate affiliated with that broker.
2079.18 (Repealed pursuant to AB-1289)
2079.19 The payment of compensation or the obligation to pay compensation to an agent by the seller or buyer is not necessarily determinative of a particular agency relationship between an agent and the seller or buyer. A listing agent and a selling agent may agree to share any compensation or commission paid, or any right to any compensation or commission for which an obligation arises as the result of a real estate transaction, and the terms of any such agreement shall not necessarily be determinative of a particular relationship.
2079.20 Nothing in this article prevents an agent from selecting, as a condition of the agent's employment, a specific form of agency relationship not specifically prohibited by this article if the requirements of Section 2079.14 and Section 2079.17 are complied with.
2079.21 **(a)** A dual agent may not, without the express permission of the seller, disclose to the buyer any confidential information obtained from the seller. **(b)** A dual agent may not, without the express permission of the buyer, disclose to the seller any confidential information obtained from the buyer. **(c)** "Confidential information" means facts relating to the client's financial position, motivations, bargaining position, or other personal information that may impact price, such as the seller is willing to accept a price less than the listing price or the buyer is willing to pay a price greater than the price offered. **(d)** This section does not alter in any way the duty or responsibility of a dual agent to any principal with respect to confidential information other than price.
2079.22 Nothing in this article precludes a seller's agent from also being a buyer's agent. If a seller or buyer in a transaction chooses to not be represented by an agent, that does not, of itself, make that agent a dual agent.
2079.23 A contract between the principal and agent may be modified or altered to change the agency relationship at any time before the performance of the act which is the object of the agency with the written consent of the parties to the agency relationship.
2079.24 Nothing in this article shall be construed to either diminish the duty of disclosure owed buyers and sellers by agents and their associate licensees, subagents, and employees or to relieve agents and their associate licensees, subagents, and employees from liability for their conduct in connection with acts governed by this article or for any breach of a fiduciary duty or a duty of disclosure.

© 1991-2018, California Association of REALTORS®, Inc.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS®. NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.



Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



AD REVISED 12/18 (PAGE 2 OF 2)
DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 2 OF 2)

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CALIFORNIA ASSOCIATION OF REALTORS®

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFER ADVISORY
(C.A.R. Form WFA, Revised 12/17)

Property Address: *2314 Bonar St, Berkeley, CA 94702* ("Property").

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFERS ADVISORY:

The ability to communicate and conduct business electronically is a convenience and reality in nearly all parts of our lives. At the same time, it has provided hackers and scammers new opportunities for their criminal activity. Many businesses have been victimized and the real estate business is no exception.

While wiring or electronically transferring funds is a welcome convenience, we all need to exercise extreme caution. Emails attempting to induce fraudulent wire transfers have been received and have appeared to be legitimate. Reports indicate that some hackers have been able to intercept emailed transfer instructions, obtain account information and, by altering some of the data, redirect the funds to a different account. It also appears that some hackers were able to provide false phone numbers for verifying the wiring or funds transfer instructions. In those cases, the victim called the number provided to confirm the instructions, and then unwittingly authorized a transfer to somewhere or someone other than the intended recipient.

ACCORDINGLY, YOU ARE ADVISED:

1. **Obtain phone numbers and account numbers only from Escrow Officers, Property Managers, or Landlords at the beginning of the transaction.**
2. **DO NOT EVER WIRE OR ELECTRONICALLY TRANSFER FUNDS PRIOR TO CALLING TO CONFIRM THE TRANSFER INSTRUCTIONS. ONLY USE A PHONE NUMBER YOU WERE PROVIDED PREVIOUSLY. Do not use any different phone number or account number included in any emailed transfer instructions.**
3. **Orally confirm the transfer instruction is legitimate and confirm the bank routing number, account numbers and other codes before taking steps to transfer the funds.**
4. **Avoid sending personal information in emails or texts. Provide such information in person or over the telephone directly to the Escrow Officer, Property Manager, or Landlord.**
5. **Take steps to secure the system you are using with your email account. These steps include creating strong passwords, using secure WiFi, and not using free services.**

If you believe you have received questionable or suspicious wire or funds transfer instructions, immediately notify your bank, and the other party, and the Escrow Office, Landlord, or Property Manager. The sources below, as well as others, can also provide information:

Federal Bureau of Investigation: https://www.fbi.gov/; the FBI's IC3 at www.ic3.gov; or 310-477-6565

National White Collar Crime Center: http://www.nw3c.org/

On Guard Online: https://www.onguardonline.gov/

NOTE: There are existing alternatives to electronic and wired fund transfers such as cashier's checks.
By signing below, the undersigned acknowledge that each has read, understands and has received a copy of this Wire Fraud and Electronic Funds Transfer Advisory.

Buyer/Tenant DocuSigned by: Yizhen Zhao A0FC743CFDA04F8... *Ark7 Properties LLC and/or Assigns* Date 7/20/2020

Buyer/Tenant ____________________ Date ________

Seller/Landlord *Seller of Record* Date ________

Seller/Landlord ____________________ Date ________

©2016-2017, California Association of REALTORS®, Inc. United States copyright law (Title 17 U.S. Code) forbids the unauthorized distribution, display and reproduction of this form, or any portion thereof, by photocopy machine or any other means, including facsimile or computerized formats.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS®. NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.
This form is made available to real estate professionals through an agreement with or purchase from the California Association of REALTORS®. It is not intended to identify the user as a REALTOR®. REALTOR® is a registered collective membership mark which may be used only by members of the NATIONAL ASSOCIATION OF REALTORS® who subscribe to its Code of Ethics.

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



WFA REVISED 12/17 (PAGE 1 OF 1)

EQUAL HOUSING OPPORTUNITY

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFER ADVISORY (WFA PAGE 1 OF 1)

The Pinza Group, Inc. 1250 Pine St #104 Walnut Creek, CA 94596 Phone: (510)725-4775 Fax: 510-788-6045 Fairview
Steven Pinza, Esq. Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com

DocuSign Envelope ID: AD8D79D5-FAB9-4CE1-AA15-29B688D1A163

CALIFORNIA ASSOCIATION OF REALTORS®

COMMERCIAL PROPERTY PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS

(NON-RESIDENTIAL)
(C.A.R. Form CPA, Revised 12/18)

Date Prepared: 07/20/2020

1. **OFFER:**
   A. **THIS IS AN OFFER FROM** Ark7 Properties LLC and/or Assigns ("Buyer").
   ☐ Individual(s), ☐ A Corporation, ☐ A Partnership, ☒ An LLC, ☐ An LLP, or ☐ Other ______ .
   B. **THE REAL PROPERTY** to be acquired is 2314 Bonar St , situated in Berkeley (City), Alameda (County), California, 94702 (Zip Code), Assessor's Parcel No. 056-1924-009 ("Property").
   C. **THE PURCHASE PRICE** offered is One Million, Nine Hundred Forty-Nine Thousand Dollars $1,949,000.00 .
   D. **CLOSE OF ESCROW** shall occur on ☐ ______ (date) (or ☒ 45 **Days** After Acceptance).
   E. Buyer and Seller are referred to herein as the "Parties." Brokers are not Parties to this Agreement.
2. **AGENCY:**
   A. **DISCLOSURE:** The Parties each acknowledge receipt of a ☒ "Disclosure Regarding Real Estate Agency Relationships" (C.A.R. Form AD)
   B. **CONFIRMATION:** The following agency relationships are confirmed for this transaction:
   Seller's Brokerage Firm The Pinza Group, Inc. License Number 01941229
   Is the broker of (check one): ☐ the seller; or ☒ both the buyer and seller. (dual agent)
   Seller's Agent Steven Pinza, Esq. License Number 01867691
   Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☒ both the Buyer's and Seller's Agent. (dual agent)

   Buyer's Brokerage Firm The Pinza Group, Inc. License Number 01941229
   Is the broker of (check one): ☐ the buyer; or ☒ both the buyer and seller. (dual agent)
   Buyer's Agent Steven Pinza, Esq License Number 01867691
   Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☒ both the Buyer's and Seller's Agent. (dual agent)
   C. **POTENTIALLY COMPETING BUYERS AND SELLERS:** The Parties each acknowledge receipt of a ☒ "Possible Representation of More than One Buyer or Seller - Disclosure and Consent" (C.A.R. Form PRBS).
3. **FINANCE TERMS:** Buyer represents that funds will be good when deposited with Escrow Holder.
   A. **INITIAL DEPOSIT:** Deposit shall be in the amount of . . . . $ 35,000.00
   (1) Buyer Direct Deposit: Buyer shall deliver deposit directly to Escrow Holder by electronic funds transfer, ☐ cashier's check, ☐ personal check, ☐ other ______ within 3 business days after Acceptance (or ______);
   OR (2) ☐ Buyer Deposit with Agent: Buyer has given the deposit by personal check (or ______) to the agent submitting the offer (or to ______), made payable to ______ . The deposit shall be held uncashed until Acceptance and then deposited with Escrow Holder within **3** business days after Acceptance (or ______).
   Deposit checks given to agent shall be an original signed check and not a copy.
   (Note: Initial and increased deposit checks received by agent shall be recorded in Broker's trust fund log.)
   B. **INCREASED DEPOSIT:** Buyer shall deposit with Escrow Holder an increased deposit in the amount of. . $ 25,000.00
   within ____ **Days** After Acceptance (or After Removal of Inspection Contingencies).
   If the Parties agree to liquidated damages in this Agreement, they also agree to incorporate the increased deposit into the liquidated damages amount in a separate liquidated damages clause (C.A.R. Form RID) at the time the increased deposit is delivered to Escrow Holder.
   C. ☐ **ALL CASH OFFER:** No loan is needed to purchase the Property. This offer is NOT contingent on Buyer obtaining a loan. Written verification of sufficient funds to close this transaction IS ATTACHED to this offer or ☐ Buyer shall, within **3(or ____) Days** After Acceptance, Deliver to Seller such verification.
   D. **LOAN(S):**
   (1) FIRST LOAN: in the amount of . . . . $ ______
   This loan will be conventional financing **OR** ☐ Seller financing (C.A.R. Form SFA), ☐ assumed financing (C.A.R. Form AFA), ☐ subject to financing, ☐ Other ______ . This loan shall be at a fixed rate not to exceed ____% or, ☐ an adjustable rate loan with initial rate not to exceed ____%. Regardless of the type of loan, Buyer shall pay points not to exceed ____% of the loan amount.
   (2) ☐ **SECOND LOAN** in the amount of . . . . $ ______
   This loan will be conventional financing **OR** ☐ Seller financing (C.A.R. Form SFA), ☐ assumed financing (C.A.R. Form AFA), ☐ subject to financing, ☐ Other ______ . This loan shall be at a fixed rate not to exceed ____% or, ☐ an adjustable rate loan with initial rate not to exceed ____%. Regardless of the type of loan, Buyer shall pay points not to exceed ____% of the loan amount.
   E. **ADDITIONAL FINANCING TERMS:** ______
   F. **BALANCE OF DOWN PAYMENT OR PURCHASE PRICE** in the amount of . . . . $ 1,889,000.00
   to be deposited with Escrow Holder pursuant to Escrow Holder instructions.
   G. **PURCHASE PRICE (TOTAL):** . . . . $ 1,949,000.00

Buyer's Initials (YZ) (______) Seller's Initials (______) (______)

© 2018, California Association of REALTORS®, Inc.

CPA REVISED 12/18 (PAGE 1 OF 11)

EQUAL HOUSING OPPORTUNITY

The Pinza Group, Inc. 1250 Pine St #104 Walnut Creek, CA 94596 Phone: (510)725-4775 Fax: 510-788-6045 Fairview
Steven Pinza, Esq. Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com

H. VERIFICATION OF DOWN PAYMENT AND CLOSING COSTS: Buyer (or Buyer's lender or loan broker pursuant to paragraph 3J(1)) shall, within **3 (or ___) Days** After Acceptance, Deliver to Seller written verification of Buyer's down payment and closing costs. (☐ Verification attached.)

I. APPRAISAL CONTINGENCY AND REMOVAL: This Agreement is (or ☒ is NOT) contingent upon a written appraisal of the Property by a licensed or certified appraiser at no less than the purchase price. Buyer shall, as specified in paragraph 14B(3), in writing, remove the appraisal contingency or cancel this Agreement within **17 (or ____) Days** After Acceptance.

J. LOAN TERMS:

(1) LOAN APPLICATIONS: Within **3 (or ___) Days** After Acceptance, Buyer shall Deliver to Seller a letter from Buyer's lender or loan broker stating that, based on a review of Buyer's written application and credit report, Buyer is prequalified or preapproved for any NEW loan specified in paragraph 3D. If any loan specified in paragraph 3D is an adjustable rate loan, the prequalification or preapproval letter shall be based on the qualifying rate, not the initial loan rate. (☐ Letter attached.)

(2) LOAN CONTINGENCY: Buyer shall act diligently and in good faith to obtain the designated loan(s). Buyer's qualification for the loan(s) specified above **is a contingency** of this Agreement unless otherwise agreed in writing. If there is no appraisal contingency or the appraisal contingency has been waived or removed, then failure of the Property to appraise at the purchase price does not entitle Buyer to exercise the cancellation right pursuant to the loan contingency if Buyer is otherwise qualified for the specified loan. Buyer's contractual obligations regarding deposit, balance of down payment and closing costs **are not contingencies** of this Agreement.

(3) LOAN CONTINGENCY REMOVAL:
Within **21 (or ____) Days** After Acceptance, Buyer shall, as specified in paragraph 18, in writing, remove the loan contingency or cancel this Agreement. If there is an appraisal contingency, removal of the loan contingency shall not be deemed removal of the appraisal contingency.

(4) ☒ NO LOAN CONTINGENCY: Obtaining any loan specified above is NOT a contingency of this Agreement. If Buyer does not obtain the loan and as a result Buyer does not purchase the Property, Seller may be entitled to Buyer's deposit or other legal remedies.

(5) LENDER LIMITS ON BUYER CREDITS: Any credit to Buyer, from any source, for closing or other costs that is agreed to by the Parties ("Contractual Credit") shall be disclosed to Buyer's lender. If the total credit allowed by Buyer's lender ("Lender Allowable Credit") is less than the Contractual Credit, then (i) the Contractual Credit shall be reduced to the Lender Allowable Credit, and (ii) in the absence of a separate written agreement between the Parties, there shall be no automatic adjustment to the purchase price to make up for the difference between the Contractual Credit and the Lender Allowable Credit.

K. BUYER STATED FINANCING: Seller is relying on Buyer's representation of the type of financing specified (including but not limited to, as applicable, all cash, amount of down payment, or contingent or non-contingent loan). Seller has agreed to a specific closing date, purchase price and to sell to Buyer in reliance on Buyer's covenant concerning financing. Buyer shall pursue the financing specified in this Agreement. Seller has no obligation to cooperate with Buyer's efforts to obtain any financing other than that specified in the Agreement and the availability of any such alternate financing does not excuse Buyer from the obligation to purchase the Property and close escrow as specified in this Agreement.

4. SALE OF BUYER'S PROPERTY:

A. This Agreement and Buyer's ability to obtain financing are NOT contingent upon the sale of any property owned by Buyer.

OR B. ☐ This Agreement and Buyer's ability to obtain financing are contingent upon the sale of property owned by Buyer as specified in the attached addendum (C.A.R. Form COP).

5. ADDENDA AND ADVISORIES:

A. ADDENDA: ☒ Addendum # ___*1*___ (C.A.R. Form ADM)
☐ Back Up Offer Addendum (C.A.R. Form BUO)   ☐ Court Confirmation Addendum (C.A.R. Form CCA)
☐ Septic, Well and Property Monument Addendum (C.A.R. Form SWPI)
☐ Short Sale Addendum (C.A.R. Form SSA)   ☐ Other

B. BUYER AND SELLER ADVISORIES: ☒ Buyer's Inspection Advisory (C.A.R. Form BIA)
☐ Probate Advisory (C.A.R. Form PA)   ☐ Statewide Buyer and Seller Advisory (C.A.R. Form SBSA)
☐ Trust Advisory (C.A.R. Form TA)   ☐ REO Advisory (C.A.R. Form REO)
☐ Short Sale Information and Advisory (C.A.R. Form SSIA)   ☐ Other

6. OTHER TERMS: *See Addendum One*

7. ALLOCATION OF COSTS

A. INSPECTIONS, REPORTS AND CERTIFICATES: Unless otherwise agreed, in writing, this paragraph only determines who is to pay for the inspection, test, certificate or service ("Report") mentioned; it **does not determine who is to pay for any work recommended or identified in the Report.**

(1) ☐ Buyer ☒ Seller shall pay for a natural hazard zone disclosure report, including tax ☐ environmental ☐ Other: _____ prepared by *JCP $89* .

(2) ☐ Buyer ☐ Seller shall pay for the following Report _____ prepared by _____ .

(3) ☐ Buyer ☐ Seller shall pay for the following Report _____ prepared by _____ .

Buyer's Initials (*YE*) (_____)   Seller's Initials (_____) (_____)

CPA REVISED 12/18 (PAGE 2 OF 11)

COMMERCIAL PROPERTY PURCHASE AGREEMENT (CPA PAGE 2 OF 11)
Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com   **Fairview**

B. GOVERNMENT REQUIREMENTS AND RETROFIT:

(1) ☐ Buyer ☒ Seller shall pay for smoke alarm and carbon monoxide device installation and water heater bracing, if required by Law. Prior to Close Of Escrow ("COE"), Seller shall provide Buyer written statement(s) of compliance in accordance with state and local Law, unless Seller is exempt.

(2) (i) ☐ Buyer ☐ Seller shall pay the cost of compliance with any other minimum mandatory government inspections and reports if required as a condition of closing escrow under any Law.

(ii) ☐ Buyer ☐ Seller shall pay the cost of compliance with any other minimum mandatory government retrofit standards required as a condition of closing escrow under any Law, whether the work is required to be completed before or after COE.

(iii) Buyer shall be provided, within the time specified in paragraph 18A, a copy of any required government conducted or point-of-sale inspection report prepared pursuant to this Agreement or in anticipation of this sale of the Property.

C. ESCROW AND TITLE:

(1) (a) ☒ Buyer ☐ Seller shall pay escrow fee _____ .

(b) Escrow Holder shall be *Old Republic Title Company* _____ .

(c) The Parties shall, within **5 (or ___) Days** After receipt, sign and return Escrow Holder's general provisions.

(2) (a) ☒ Buyer ☐ Seller shall pay for **owner's** title insurance policy specified in paragraph 17E _____ .

(b) Owner's title policy to be issued by _____ .

(Buyer shall pay for any title insurance policy insuring Buyer's **lender**, unless otherwise agreed in writing.)

D. OTHER COSTS:

(1) ☐ Buyer ☒ Seller shall pay County transfer tax or fee _____ .

(2) ☒ Buyer ☒ Seller shall pay City transfer tax or fee _____ .

(3) ☐ Buyer ☐ Seller shall pay Owners' Association ("OA") transfer fee _____ .

(4) Seller shall pay OA fees for preparing all documents required to be delivered by Civil Code §4525.

(5) ☐ Buyer ☐ Seller shall pay OA fees for preparing all documents other than those required by Civil Code §4525.

(6) Buyer to pay for any HOA certification fee.

(7) ☐ Buyer ☐ Seller shall pay for any private transfer fee _____ .

(8) ☐ Buyer ☐ Seller shall pay for _____ .

(9) ☐ Buyer ☐ Seller shall pay for _____ .

8. ITEMS INCLUDED IN AND EXCLUDED FROM SALE:

A. NOTE TO BUYER AND SELLER: Items listed as included or excluded in the MLS, flyers or marketing materials are **not** included in the purchase price or excluded from the sale unless specified in paragraph 8 B, C or D.

B. ITEMS INCLUDED IN SALE:

(1) All EXISTING fixtures and fittings that are attached to the Property;

(2) EXISTING electrical, mechanical, lighting, plumbing and heating fixtures, ceiling fans, fireplace inserts, gas logs and grates, solar power systems, built-in appliances, window and door screens, awnings, shutters, window coverings, attached floor coverings, television antennas, satellite dishes, air coolers/conditioners, pool/spa equipment, garage door openers/remote controls, mailbox, in-ground landscaping, trees/shrubs, water features and fountains, water softeners, water purifiers, security systems/alarms.

(3) A complete inventory of all personal property of Seller currently used in the operation of the Property and included in the purchase price shall be delivered to Buyer within the time specified in paragraph 18A.

(4) Seller represents that all items included in the purchase price are, unless otherwise specified or identified pursuant to 8B(7), owned by Seller. Within the time specified in paragraph 18A, Seller shall give Buyer a list of fixtures not owned by Seller.

(5) Seller shall deliver title to the personal property by Bill of Sale, free and clear of all liens and encumbrances, and without seller warranty of condition regardless of value.

(6) As additional security for any note in favor of Seller for any part of the purchase price, Buyer shall execute a UCC-1 Financing Statement to be filed with the Secretary of State, covering the personal property included in the purchase, replacement thereof, and insurance proceeds.

(7) LEASED OR LIENED ITEMS AND SYSTEMS: Seller shall, within the time specified in paragraph 18A, (i) disclose to Buyer if any item or system specified in paragraph 8B or otherwise included in the sale is leased, or not owned by Seller, or specifically subject to a lien or other encumbrance, and (ii) Deliver to Buyer all written materials (such as lease, warranty, etc.) concerning any such item. Buyer's ability to assume any such lease, or willingness to accept the Property subject to any such lien or encumbrance, is a contingency in favor of Buyer and Seller as specified in paragraph 18B and C.

C. ITEMS EXCLUDED FROM SALE: Unless otherwise specified, the following items are excluded from sale: _____

_____

_____ .

D. OTHER ITEMS:

(1) Existing integrated phone and automation systems, including necessary components such as intranet and Internet-connected hardware or devices, control units (other than non-dedicated mobile devices, electronics and computers) and applicable software, permissions, passwords, codes and access information, are (☐ are NOT) included in the sale.

9. CLOSING AND POSSESSION:

A. Seller-occupied or vacant property: Possession shall be delivered to Buyer: (i) ☐ at 6 PM or (_____ ☐ AM/ ☐ PM) on the date of Close Of Escrow; (ii) ☐ no later than ___ calendar days After Close Of Escrow; or (iii) ☐ at _____ ☐ AM/ ☐ PM on _____ .

B. Seller Remaining in Possession After Close Of Escrow: If Seller has the right to remain in possession after Close Of Escrow, (i) the Parties are advised to sign a separate occupancy agreement such as ☐ C.A.R. Form CL; and (ii) the Parties are advised to consult with their insurance and legal advisors for information about liability and damage or injury to persons and personal and real property; and (iii) Buyer is advised to consult with Buyer's lender about the impact of Seller's occupancy on Buyer's loan.

C. Tenant Occupied Units: Possession and occupancy, subject to the rights of tenants under existing leases, shall be delivered to Buyer on Close Of Escrow.

Buyer's Initials (*YE*) (_____)   Seller's Initials (_____) (_____)

D. At Close Of Escrow: **(i)** Seller assigns to Buyer any assignable warranty rights for items included in the sale; and **(ii)** Seller shall Deliver to Buyer available Copies of any such warranties. Brokers cannot and will not determine the assignability of any warranties.

E. At Close Of Escrow, unless otherwise agreed in writing, Seller shall provide keys, passwords, codes and/or means to operate all locks, mailboxes, security systems, alarms, home automation systems and intranet and Internet-connected devices included in the purchase price, and garage door openers. If the Property is a condominium or located in a common interest subdivision, Buyer may be required to pay a deposit to the Owners' Association ("OA") to obtain keys to accessible OA facilities.

10. SECURITY DEPOSITS: Security deposits, if any, to the extent they have not been applied by Seller in accordance with any rental agreement and current Law, shall be transferred to Buyer on Close Of Escrow. Seller shall notify each tenant, in compliance with the Civil Code.

11. SELLER DISCLOSURES:

A. NATURAL AND ENVIRONMENTAL DISCLOSURES: Seller shall, within the time specified in paragraph 18, if required by Law: **(i)** Deliver to Buyer earthquake guides (and questionnaire) and environmental hazards booklet; **(ii)** even if exempt from the obligation to provide an NHD, disclose if the Property is located in a Special Flood Hazard Area; Potential Flooding (Inundation) Area; Very High Fire Hazard Zone; State Fire Responsibility Area; Earthquake Fault Zone; Seismic Hazard Zone; and **(iii)** disclose any other zone as required by Law and provide any other information required for those zones.

B. ADDITIONAL DISCLOSURES: Within the time specified in paragraph 18, Seller shall Deliver to Buyer, in writing, the following disclosures, documentation and information:

(1) RENTAL SERVICE AGREEMENTS: (i) All current leases, rental agreements, service contracts, and other agreements pertaining to the operation of the Property; and **(ii)** a rental statement including names of tenants, rental rates, period of rental, date of last rent increase, security deposits, rental concessions, rebates, or other benefits, if any, and a list of delinquent rents and their duration. Seller represents that no tenant is entitled to any concession, rebate, or other benefit, except as set forth in these documents.

(2) INCOME AND EXPENSE STATEMENTS: The books and records, including a statement of income and expense for the 12 months preceding Acceptance. Seller represents that the books and records are those maintained in the ordinary and normal course of business, and used by Seller in the computation of federal and state income tax returns.

(3) [X] **TENANT ESTOPPEL CERTIFICATES:** (If checked) Tenant estoppel certificates (C.A.R. Form TEC) completed by Seller or Seller's agent, and signed by tenants, acknowledging: **(i)** that tenants' rental or lease agreements are unmodified and in full force and effect (or if modified, stating all such modifications); **(ii)** that no lessor defaults exist; and **(iii)** stating the amount of any prepaid rent or security deposit.

(4) SURVEYS, PLANS AND ENGINEERING DOCUMENTS: Copies of surveys, plans, specifications and engineering documents, if any, in Seller's possession or control.

(5) PERMITS: If in Seller's possession, Copies of all permits and approvals concerning the Property, obtained from any governmental entity, including, but not limited to, certificates of occupancy, conditional use permits, development plans, and licenses and permits pertaining to the operation of the Property.

(6) STRUCTURAL MODIFICATIONS: Any known structural additions or alterations to, or the installation, alteration, repair or replacement of, significant components of the structure(s) upon the Property.

(7) GOVERNMENTAL COMPLIANCE: Any improvements, additions, alterations or repairs made by Seller, or known to Seller to have been made, without required governmental permits, final inspections, and approvals.

(8) VIOLATION NOTICES: Any notice of violations of any Law filed or issued against the Property and actually known to Seller.

(9) WATER CONSERVING PLUMBING DEVICES: Section 1101.5 of the Civil Code, requires that by January 1, 2019, all multi-family residential and commercial real property be equipped with water-conserving plumbing devices. Seller shall disclose in writing whether the property includes any noncompliant plumbing fixtures. Seller may use C.A.R. Form SPQ or ESD. See C.A.R. Form WCMD for further information.

(10) MISCELLANEOUS ITEMS: Any of the following, if actually known to Seller: **(i)** any current pending lawsuit(s), investigation(s), inquiry(ies), action(s), or other proceeding(s) affecting the Property, or the right to use and occupy it; **(ii)** any unsatisfied mechanic's or materialman's lien(s) affecting the Property; and **(iii)** that any tenant of the Property is the subject of a bankruptcy.

C. WITHHOLDING TAXES: Within the time specified in paragraph 18A, to avoid required withholding Seller shall Deliver to Buyer or qualified substitute, an affidavit sufficient to comply with federal (FIRPTA) and California withholding Law, (C.A.R. Form AS or QS).

D. NOTICE REGARDING GAS AND HAZARDOUS LIQUID TRANSMISSION PIPELINES: This notice is being provided simply to inform you that information about the general location of gas and hazardous liquid transmission pipelines is available to the public via the National Pipeline Mapping System (NPMS) Internet Web site maintained by the United States Department of Transportation at http://www.npms.phmsa.dot.gov/. To seek further information about possible transmission pipelines near the Property, you may contact your local gas utility or other pipeline operators in the area. Contact information for pipeline operators is searchable by ZIP Code and county on the NPMS Internet Web site.

E. CONDOMINIUM/PLANNED DEVELOPMENT DISCLOSURES:

(1) SELLER HAS: 7 (or ___) Days After Acceptance to disclose to Buyer whether the Property is a condominium, or is located in a planned development or other common interest subdivision.

(2) If the Property is a condominium or is located in a planned development or other common interest subdivision, Seller has **3 (or ___) Days** After Acceptance to request from the OA (C.A.R. Form HOA1): **(i)** Copies of any documents required by Law; **(ii)** disclosure of any pending or anticipated claim or litigation by or against the OA; **(iii)** a statement containing the location and number of designated parking and storage spaces; **(iv)** Copies of the most recent 12 months of OA minutes for regular and special meetings; and **(v)** the names and contact information of all OAs governing the Property (collectively, "CI Disclosures"). Seller shall itemize and Deliver to Buyer all CI Disclosures received from the OA and any CI Disclosures in Seller's possession. Buyer's approval of CI Disclosures is a contingency of this Agreement as specified in paragraph 18B(3). The Party specified in paragraph 7, as directed by escrow, shall deposit funds into escrow or direct to OA or management company to pay for any of the above.

Buyer's Initials (_UE_) (_____) Seller's Initials (_____) (_____)

12. ☐ **ENVIRONMENTAL SURVEY** (If checked): Within _____ **Days** After Acceptance, Buyer shall be provided a phase one environmental survey report paid for and obtained by ☐ Buyer ☐ Seller. Buyer shall then, as specified in paragraph 18, remove this contingency or cancel this Agreement.

13. **SUBSEQUENT DISCLOSURES:** In the event Seller, prior to Close Of Escrow, becomes aware of adverse conditions materially affecting the Property, or any material inaccuracy in disclosures, information or representations previously provided to Buyer of which Buyer is otherwise unaware, Seller shall promptly Deliver a subsequent or amended disclosure or notice in writing, covering those items. **However, a subsequent or amended disclosure shall not be required for conditions and material inaccuracies disclosed in reports ordered and paid for by Buyer.**

14. **CHANGES DURING ESCROW:**
   A. Prior to Close Of Escrow, Seller may only engage in the following acts, ("Proposed Changes"), subject to Buyer's rights in paragraph 14B: **(i)** rent or lease any vacant unit or other part of the premises; **(ii)** alter, modify, or extend any existing rental or lease agreement; **(iii)** enter into, alter, modify or extend any service contract(s); or **(iv)** change the status of the condition of the Property.
   B. **(1) 7 (or ☐ ___) Days** prior to any Proposed Changes, Seller shall Deliver written notice to Buyer of any Proposed Changes.
   (2) Within **5 (or ___) Days** After receipt of such notice, Buyer, in writing, may give Seller notice of Buyer's objection to the Proposed Changes in which case Seller shall not make the Proposed Changes.

15. **CONDITION OF PROPERTY:** Unless otherwise agreed in writing: **(i)** the Property is sold (a) "AS-IS" in its PRESENT physical condition as of the date of Acceptance and (b) subject to Buyer's Investigation rights; **(ii)** the Property, including pool, spa, landscaping and grounds, is to be maintained in substantially the same condition as on the date of Acceptance; and **(iii)** all debris and personal property not included in the sale shall be removed by Close Of Escrow.
   A. Seller shall, within the time specified in paragraph 18A, DISCLOSE KNOWN MATERIAL FACTS AND DEFECTS affecting the Property, including known insurance claims within the past five years, and make any and all other disclosures required by law.
   B. Buyer has the right to conduct Buyer Investigations of the property and, as specified in paragraph 18B, based upon information discovered in those investigations: (i) cancel this Agreement; or (ii) request that Seller make Repairs or take other action.
   C. **Buyer is strongly advised to conduct investigations of the entire Property in order to determine its present condition. Seller may not be aware of all defects affecting the Property or other factors that Buyer considers important. Property improvements may not be built according to code, in compliance with current Law, or have had permits issued.**

16. **BUYER'S INVESTIGATION OF PROPERTY AND MATTERS AFFECTING PROPERTY:**
   A. Buyer's acceptance of the condition of, and any other matter affecting the Property, is a contingency of this Agreement as specified in this paragraph and paragraph 18B. Within the time specified in paragraph 18B(1), Buyer shall have the right, at Buyer's expense unless otherwise agreed, to conduct inspections, investigations, tests, surveys and other studies ("Buyer Investigations"), including, but not limited to, the right to: **(i)** inspect for lead-based paint and other lead-based paint hazards; **(ii)** inspect for wood destroying pests and organisms. Any inspection for wood destroying pests and organisms shall be prepared by a registered Structural Pest Control company; shall cover the main building and attached structures; may cover detached structures; shall NOT include water tests of shower pans on upper level units unless the owners of property below the shower consent; shall NOT include roof coverings; and, if the Property is a unit in a condominium or other common interest subdivision, the inspection shall include only the separate interest and any exclusive-use areas being transferred, and shall NOT include common areas; and shall include a report ("Pest Control Report") showing the findings of the company which shall be separated into sections for evident infestation or infections (Section 1) and for conditions likely to lead to infestation or infection (Section 2); **(iii)** review the registered sex offender database; **(iv)** confirm the insurability of Buyer and the Property including the availability and cost of flood and fire insurance; **(v)** review and seek approval of leases that may need to be assumed by Buyer; and **(vi)** satisfy Buyer as to any matter specified in the attached Buyer's Inspection Advisory (C.A.R. Form BIA). Without Seller's prior written consent, Buyer shall neither make nor cause to be made: **(i)** invasive or destructive Buyer Investigations except for minimally invasive testing required to prepare a Pest Control Report; or **(ii)** inspections by any governmental building or zoning inspector or government employee, unless required by Law.
   B. Seller shall make the Property available for all Buyer Investigations. Buyer shall **(i)** as specified in paragraph 18B, complete Buyer Investigations and either remove the contingency or cancel this Agreement, and **(ii)** give Seller, at no cost, complete Copies of all such Investigation reports obtained by Buyer, which obligation shall survive the termination of this Agreement.
   C. Seller shall have water, gas, electricity and all operable pilot lights on for Buyer's Investigations and through the date possession is made available to Buyer.
   D. **Buyer indemnity and seller protection for entry upon property:** Buyer shall: **(i)** keep the Property free and clear of liens; **(ii)** repair all damage arising from Buyer Investigations; and **(iii)** indemnify and hold Seller harmless from all resulting liability, claims, demands, damages and costs. Buyer shall carry, or Buyer shall require anyone acting on Buyer's behalf to carry, policies of liability, workers' compensation and other applicable insurance, defending and protecting Seller from liability for any injuries to persons or property occurring during any Buyer Investigations or work done on the Property at Buyer's direction prior to Close Of Escrow. Seller is advised that certain protections may be afforded Seller by recording a "Notice of Non-Responsibility" (C.A.R. Form NNR) for Buyer Investigations and work done on the Property at Buyer's direction. Buyer's obligations under this paragraph shall survive the termination of this Agreement.

17. **TITLE AND VESTING:**
   A. Within the time specified in paragraph 18, Buyer shall be provided a current preliminary title report ("Preliminary Report"). The Preliminary Report is only an offer by the title insurer to issue a policy of title insurance and may not contain every item affecting title. Buyer's review of the Preliminary Report and any other matters which may affect title are a contingency of this Agreement as specified in paragraph 18B. The company providing the Preliminary Report shall, prior to issuing a Preliminary Report, conduct a search of the General Index for all Sellers except banks or other institutional lenders selling properties they acquired through foreclosure (REOs), corporations, and government entities. Seller shall within 7 Days After Acceptance, give Escrow Holder a completed Statement of Information.
   B. Title is taken in its present condition subject to all encumbrances, easements, covenants, conditions, restrictions, rights and other matters, whether of record or not, as of the date of Acceptance except for: **(i)** monetary liens of record (which Seller is obligated to pay off) unless Buyer is assuming those obligations or taking the Property subject to those obligations; and **(ii)** those matters which Seller has agreed to remove in writing.
   C. Within the time specified in paragraph 18A, Seller has a duty to disclose to Buyer all matters known to Seller affecting title, whether of record or not.

Buyer's Initials (DS YZ) (________) Seller's Initials (________) (________)

D. At Close Of Escrow, Buyer shall receive a grant deed conveying title (or, for stock cooperative or long-term lease, an assignment of stock certificate or of Seller's leasehold interest), including oil, mineral and water rights if currently owned by Seller. Title shall vest as designated in Buyer's supplemental escrow instructions. THE MANNER OF TAKING TITLE MAY HAVE SIGNIFICANT LEGAL AND TAX CONSEQUENCES. CONSULT AN APPROPRIATE PROFESSIONAL.

E. Buyer shall receive a standard coverage owners CLTA policy of title insurance. An ALTA policy or the addition of endorsements may provide greater coverage for Buyer. A title company, at Buyer's request, can provide information about the availability, desirability, coverage, and cost of various title insurance coverages and endorsements. If Buyer desires title coverage other than that required by this paragraph, Buyer shall instruct Escrow Holder in writing and shall pay any increase in cost.

18. TIME PERIODS; REMOVAL OF CONTINGENCIES; CANCELLATION RIGHTS: The following time periods may only be extended, altered, modified or changed by mutual written agreement. Any removal of contingencies or cancellation under this paragraph by either Buyer or Seller must be exercised in good faith and in writing (C.A.R. Form CR or CC).

A. **SELLER HAS: 7 (or ___) Days** After Acceptance to Deliver to Buyer all Reports, disclosures and information for which Seller is responsible under paragraphs 5A, 6, 7, 8B(7), 11A, B, C, D and F, 12, 15A and 17A. Buyer after first Delivering to Seller a Notice to Seller to Perform (C.A.R. Form NSP) may cancel this Agreement if Seller has not Delivered the items within the time specified.

B. (1) **BUYER HAS: 17 (or _14_) Days** After Acceptance, unless otherwise agreed in writing, to:

(i) complete all Buyer Investigations; review all disclosures, reports, lease documents to be assumed by Buyer pursuant to paragraph 8B(7) and other applicable information, which Buyer receives from Seller; and approve all matters affecting the Property.

(2) Within the time specified in paragraph 18B(1), Buyer may request that Seller make repairs or take any other action regarding the Property (C.A.R. Form RR). Seller has no obligation to agree to or respond to (C.A.R. Form RRRR) Buyer's requests.

(3) By the end of the time specified in paragraph 18B(1) (or as otherwise specified in this Agreement), Buyer shall Deliver to Seller a removal of the applicable contingency or cancellation (C.A.R. Form CR or CC) of this Agreement. However, if any report, disclosure or information for which Seller is responsible is not Delivered within the time specified in paragraph 18A, then Buyer has **5 (or ___) Days** After Delivery of any such items, or the time specified in paragraph 18B(1), whichever is later, to Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement.

(4) **Continuation of Contingency:** Even after the end of the time specified in paragraph 18B(1) and before Seller cancels, if at all, pursuant to paragraph 18C, Buyer retains the right, in writing, to either (i) remove remaining contingencies, or (ii) cancel this Agreement based on a remaining contingency. Once Buyer's written removal of all contingencies is Delivered to Seller, Seller may not cancel this Agreement pursuant to paragraph 18C(1).

C. **SELLER RIGHT TO CANCEL:**

(1) **Seller right to Cancel; Buyer Contingencies:** If, by the time specified in this Agreement, Buyer does not Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement, then Seller, after first Delivering to Buyer a Notice to Buyer to Perform (C.A.R. Form NBP), may cancel this Agreement. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer.

(2) **Seller right to Cancel; Buyer Contract Obligations:** Seller, after first delivering to Buyer a NBP, may cancel this Agreement if, by the time specified in this Agreement, Buyer does not take the following action(s): **(i)** Deposit funds as required by paragraph 3A or 3B or if the funds deposited pursuant to paragraph 3A or 3B are not good when deposited; **(ii)** Deliver a letter as required by paragraph 3J(1); **(iii)** Deliver verification as required by paragraph 3C or 3H or if Seller reasonably disapproves of the verification provided by paragraph 3C or 3H; or **(iv)** In writing assume or accept leases or liens specified in 8B(7); **(v)** Sign or initial a separate liquidated damages form for an increased deposit as required by paragraphs 3B and 25B; or **(vi)** Provide evidence of authority to sign in a representative capacity as specified in paragraph 23. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer.

D. **NOTICE TO BUYER OR SELLER TO PERFORM:** The NBP or NSP shall: **(i)** be in writing; **(ii)** be signed by the applicable Buyer or Seller; and **(iii)** give the other Party at least **2 (or ___) Days** After Delivery (or until the time specified in the applicable paragraph, whichever occurs last) to take the applicable action. A NBP or NSP may not be Delivered any earlier than **2 Days** Prior to the expiration of the applicable time for the other Party to remove a contingency or cancel this Agreement or meet an obligation specified in paragraph 18.

E. **EFFECT OF BUYER'S REMOVAL OF CONTINGENCIES:** If Buyer removes, in writing, any contingency or cancellation rights, unless otherwise specified in writing, Buyer shall conclusively be deemed to have: **(i)** completed all Buyer Investigations, and review of reports and other applicable information and disclosures pertaining to that contingency or cancellation right; **(ii)** elected to proceed with the transaction; and **(iii)** assumed all liability, responsibility and expense for Repairs or corrections pertaining to that contingency or cancellation right, or for the inability to obtain financing.

F. **CLOSE OF ESCROW:** Before Buyer or Seller may cancel this Agreement for failure of the other Party to close escrow pursuant to this Agreement, Buyer or Seller must first Deliver to the other Party a demand to close escrow (C.A.R. Form DCE). The DCE shall: **(i)** be signed by the applicable Buyer or Seller; and **(ii)** give the other Party at least **3 (or _____) Days** After Delivery to close escrow. A DCE may not be Delivered any earlier than **3 Days** Prior to the scheduled close of escrow.

G. **EFFECT OF CANCELLATION ON DEPOSITS:** If Buyer or Seller gives written notice of cancellation pursuant to rights duly exercised under the terms of this Agreement, the Parties agree to Sign mutual instructions to cancel the sale and escrow and release deposits, if any, to the party entitled to the funds, less fees and costs incurred by that party. Fees and costs may be payable to service providers and vendors for services and products provided during escrow. Except as specified below, **release of funds will require mutual Signed release instructions from the Parties, judicial decision or arbitration award.** If either Party fails to execute mutual instructions to cancel escrow, one Party may make a written demand to Escrow Holder for the deposit (C.A.R. Form BDRD or SDRD). Escrow Holder, upon receipt, shall promptly deliver notice of the demand to the other Party. If, within **10 Days** After Escrow Holder's notice, the other Party does not object to the demand, Escrow Holder shall disburse the deposit to the Party making the demand. If Escrow Holder complies with the preceding process, each Party shall be deemed to have released Escrow Holder from any and all claims or liability related to the disbursal of the deposit. Escrow Holder, at its discretion, may nonetheless require mutual cancellation instructions. **A Party may be subject to a civil penalty of up to $1,000 for refusal to sign cancellation instructions if no good faith dispute exists as to who is entitled to the deposited funds (Civil Code §1057.3).**

Buyer's Initials (_____) (_____)   Seller's Initials (_____) (_____)

19. REPAIRS: Repairs shall be completed prior to final verification of condition unless otherwise agreed in writing. Repairs to be performed at Seller's expense may be performed by Seller or through others, provided that the work complies with applicable Law, including governmental permit, inspection and approval requirements. Repairs shall be performed in a good, skillful manner with materials of quality and appearance comparable to existing materials. It is understood that exact restoration of appearance or cosmetic items following all Repairs may not be possible. Seller shall: **(i)** obtain invoices and paid receipts for Repairs performed by others; **(ii)** prepare a written statement indicating the Repairs performed by Seller and the date of such Repairs; and **(iii)** provide Copies of invoices and paid receipts and statements to Buyer prior to final verification of condition.

20. FINAL VERIFICATION OF CONDITION: Buyer shall have the right to make a final verification of the Property within **5 (or ☐ ___) Days** Prior to Close Of Escrow, NOT AS A CONTINGENCY OF THE SALE, but solely to confirm: **(i)** the Property is maintained pursuant to paragraph 15; **(ii)** Repairs have been completed as agreed; and **(iii)** Seller has complied with Seller's other obligations under this Agreement (C.A.R. Form VP).

21. PRORATIONS OF PROPERTY TAXES AND OTHER ITEMS: Unless otherwise agreed in writing, the following items shall be PAID CURRENT and prorated between Buyer and Seller as of Close Of Escrow: real property taxes and assessments, interest, rents, OA regular, special, and emergency dues and assessments imposed prior to Close Of Escrow, premiums on insurance assumed by Buyer, payments on bonds and assessments assumed by Buyer, and payments on Mello-Roos and other Special Assessment District bonds and assessments that are now a lien. The following items shall be assumed by Buyer WITHOUT CREDIT toward the purchase price: prorated payments on Mello-Roos and other Special Assessment District bonds and assessments and HOA special assessments that are now a lien but not yet due. Property will be reassessed upon change of ownership. Any supplemental tax bills shall be paid as follows: **(i)** for periods after Close Of Escrow, by Buyer; and **(ii)** for periods prior to Close Of Escrow, by Seller (see C.A.R. Form SPT or SBSA for further information). TAX BILLS ISSUED AFTER CLOSE OF ESCROW SHALL BE HANDLED DIRECTLY BETWEEN BUYER AND SELLER. Prorations shall be made based on a 30-day month.

22. BROKERS:

A. COMPENSATION: Seller or Buyer, or both, as applicable, agrees to pay compensation to Broker as specified in a separate written agreement between Broker and that Seller or Buyer. Compensation is payable upon Close Of Escrow, or if escrow does not close, as otherwise specified in the agreement between Broker and that Seller or Buyer.

B. BROKERAGE: Neither Buyer nor Seller has utilized the services of, or for any other reason owes compensation to, a licensed real estate broker (individual or corporate), agent, finder, or other entity, other than as specified in this Agreement, in connection with any act relating to the Property, including, but not limited to, inquiries, introductions, consultations and negotiations leading to this Agreement. Buyer and Seller each agree to indemnify, defend, and hold the other, the Brokers specified herein and their agents, harmless from and against any costs, expenses or liability for compensation claimed inconsistent with the warranty and representations in this paragraph.

C. SCOPE OF DUTY: Buyer and Seller acknowledge and agree that Broker: **(i)** Does not decide what price Buyer should pay or Seller should accept; **(ii)** Does not guarantee the condition of the Property; **(iii)** Does not guarantee the performance, adequacy or completeness of inspections, services, products or repairs provided or made by Seller or others; **(iv)** Does not have an obligation to conduct an inspection of common areas or areas off the site of the Property; **(v)** Shall not be responsible for identifying defects on the Property, in common areas, or offsite unless such defects are visually observable by an inspection of reasonably accessible areas of the Property or are known to Broker; **(vi)** Shall not be responsible for inspecting public records or permits concerning the title or use of Property; **(vii)** Shall not be responsible for identifying the location of boundary lines or other items affecting title; **(viii)** Shall not be responsible for verifying square footage, representations of others or information contained in Investigation reports, Multiple Listing Service, advertisements, flyers or other promotional material; **(ix)** Shall not be responsible for determining the fair market value of the Property or any personal property included in the sale; **(x)** Shall not be responsible for providing legal or tax advice regarding any aspect of a transaction entered into by Buyer or Seller; and **(xi)** Shall not be responsible for providing other advice or information that exceeds the knowledge, education and experience required to perform real estate licensed activity. Buyer and Seller agree to seek legal, tax, insurance, title and other desired assistance from appropriate professionals.

23. REPRESENTATIVE CAPACITY: If one or more Parties is signing the Agreement in a representative capacity and not for him/herself as an individual then that Party shall so indicate in paragraph 40 or 41 and attach a Representative Capacity Signature Disclosure (C.A.R. Form RCSD). Wherever the signature or initials of the representative identified in the RCSD appear on the Agreement or any related documents, it shall be deemed to be in a representative capacity for the entity described and not in an individual capacity, unless otherwise indicated. The Party acting in a representative capacity (i) represents that the entity for which that party is acting already exists and (ii) shall Deliver to the other Party and Escrow Holder, within **3 Days** After Acceptance, evidence of authority to act in that capacity (such as but not limited to: applicable portion of the trust or Certification Of Trust (Probate Code §18100.5), letters testamentary, court order, power of attorney, corporate resolution, or formation documents of the business entity).

24. JOINT ESCROW INSTRUCTIONS TO ESCROW HOLDER:

A. The following paragraphs, or applicable portions thereof, of this Agreement constitute the joint escrow instructions of Buyer and Seller to Escrow Holder, which Escrow Holder is to use along with any related counter offers and addenda, and any additional mutual instructions to close the escrow: paragraphs 1, 3, 4B, 5A, 6, 7, 10, 11D, 17, 18G, 21, 22A, 23, 24, 30, 38, 39, 41, 42 and paragraph D of the section titled Real Estate Brokers on page 11. If a Copy of the separate compensation agreement(s) provided for in paragraph 22A, or paragraph D of the section titled Real Estate Brokers on page 11 is deposited with Escrow Holder by Broker, Escrow Holder shall accept such agreement(s) and pay out from Buyer's or Seller's funds, or both, as applicable, the Broker's compensation provided for in such agreement(s). The terms and conditions of this Agreement not set forth in the specified paragraphs are additional matters for the information of Escrow Holder, but about which Escrow Holder need not be concerned. Buyer and Seller will receive Escrow Holder's general provisions, if any, directly from Escrow Holder and will execute such provisions within the time specified in paragraph 7C(1)(c). To the extent the general provisions are inconsistent or conflict with this Agreement, the general provisions will control as to the duties and obligations of Escrow Holder only. Buyer and Seller will execute additional instructions, documents and forms provided by Escrow Holder that are reasonably necessary to close the escrow and, as directed by Escrow Holder, within **3 (or ___) Days**, shall pay to Escrow Holder or HOA or HOA management company or others any fee required by paragraphs 7, 11 or elsewhere in this Agreement.

Buyer's Initials   (___) (___)   Seller's Initials   (___) (___)

B. A Copy of this Agreement including any counter offer(s) and addenda shall be delivered to Escrow Holder within **3 Days** After Acceptance (or _____). Buyer and Seller authorize Escrow Holder to accept and rely on Copies and Signatures as defined in this Agreement as originals, to open escrow and for other purposes of escrow. The validity of this Agreement as between Buyer and Seller is not affected by whether or when Escrow Holder Signs this Agreement. Escrow Holder shall provide Seller's Statement of Information to Title company when received from Seller. If Seller delivers an affidavit to Escrow Holder to satisfy Seller's FIRPTA obligation under paragraph 10C, Escrow Holder shall deliver to Buyer a Qualified Substitute statement that complies with federal Law.

C. Brokers are a party to the escrow for the sole purpose of compensation pursuant to paragraph 22A and paragraph D of the section titled Real Estate Brokers on page 11. Buyer and Seller irrevocably assign to Brokers compensation specified in paragraph 22A, and irrevocably instruct Escrow Holder to disburse those funds to Brokers at Close Of Escrow or pursuant to any other mutually executed cancellation agreement. Compensation instructions can be amended or revoked only with the written consent of Brokers. Buyer and Seller shall release and hold harmless Escrow Holder from any liability resulting from Escrow Holder's payment to Broker(s) of compensation pursuant to this Agreement.

D. Upon receipt, Escrow Holder shall provide Seller and Seller's Broker verification of Buyer's deposit of funds pursuant to paragraph 3A and 3B. Once Escrow Holder becomes aware of any of the following, Escrow Holder shall immediately notify all Brokers: **(i)** if Buyer's initial or any additional deposit is not made pursuant to this Agreement, or is not good at time of deposit with Escrow Holder; or **(ii)** if Buyer and Seller instruct Escrow Holder to cancel escrow.

E. A Copy of any amendment that affects any paragraph of this Agreement for which Escrow Holder is responsible shall be delivered to Escrow Holder within **3** Days after mutual execution of the amendment.

25. REMEDIES FOR BUYER'S BREACH OF CONTRACT:

A. Any clause added by the Parties specifying a remedy (such as release or forfeiture of deposit or making a deposit non-refundable) for failure of Buyer to complete the purchase in violation of this Agreement shall be deemed invalid unless the clause independently satisfies the statutory liquidated damages requirements set forth in the Civil Code.

B. LIQUIDATED DAMAGES: If Buyer fails to complete this purchase because of Buyer's default, Seller shall retain, as liquidated damages, the deposit actually paid. Buyer and Seller agree that this amount is a reasonable sum given that it is impractical or extremely difficult to establish the amount of damages that would actually be suffered by Seller in the event Buyer were to breach this Agreement. Release of funds will require mutual, Signed release instructions from both Buyer and Seller, judicial decision or arbitration award. AT TIME OF ANY INCREASED DEPOSIT BUYER AND SELLER SHALL SIGN A SEPARATE LIQUIDATED DAMAGES PROVISION INCORPORATING THE INCREASED DEPOSIT AS LIQUIDATED DAMAGES (C.A.R. FORM RID).

Buyer's Initials _____ / _____   Seller's Initials _____ / _____

26. DISPUTE RESOLUTION:

A. MEDIATION: The Parties agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration or court action through the C.A.R. Consumer Mediation Center **(www. consumermediation.org)** or through any other mediation provider or service mutually agreed to by the Parties. The Parties **also agree to mediate any disputes or claims with Broker(s), who, in writing, agree to such mediation prior to, or within a reasonable time after, the dispute or claim is presented to the Broker.** Mediation fees, if any, shall be divided equally among the Parties involved. If, for any dispute or claim to which this paragraph applies, any Party (i) commences an action without first attempting to resolve the matter through mediation, or (ii) before commencement of an action, refuses to mediate after a request has been made, then that Party shall not be entitled to recover attorney fees, even if they would otherwise be available to that Party in any such action. THIS MEDIATION PROVISION APPLIES WHETHER OR NOT THE ARBITRATION PROVISION IS INITIALED. **Exclusions from this mediation agreement are specified in paragraph 26C.**

B. ARBITRATION OF DISPUTES:

The Parties agree that any dispute or claim in Law or equity arising between them out of this Agreement or any resulting transaction, which is not settled through mediation, shall be decided by neutral, binding arbitration. The Parties also agree to arbitrate any disputes or claims with Broker(s), who, in writing, agree to such arbitration prior to, or within a reasonable time after, the dispute or claim is presented to the Broker. The arbitrator shall be a retired judge or justice, or an attorney with at least 5 years of transactional real estate Law experience, unless the parties mutually agree to a different arbitrator. The Parties shall have the right to discovery in accordance with Code of Civil Procedure §1283.05. In all other respects, the arbitration shall be conducted in accordance with Title 9 of Part 3 of the Code of Civil Procedure. Judgment upon the award of the arbitrator(s) may be entered into any court having jurisdiction. Enforcement of this agreement to arbitrate shall be governed by the Federal Arbitration Act. Exclusions from this arbitration agreement are specified in paragraph 26C.

"NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY."

"WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION TO NEUTRAL ARBITRATION."

Buyer's Initials _____ / _____   Seller's Initials _____ / _____

Buyer's Initials (_____) (_____)   Seller's Initials (_____) (_____)

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C. ADDITIONAL MEDIATION AND ARBITRATION TERMS:
  (1) EXCLUSIONS: The following matters are excluded from mediation and arbitration: (i) a judicial or non-judicial foreclosure or other action or proceeding to enforce a deed of trust, mortgage or installment land sale contract as defined in Civil Code §2985; (ii) an unlawful detainer action; and (iii) any matter that is within the jurisdiction of a probate, small claims or bankruptcy court.
  (2) PRESERVATION OF ACTIONS: The following shall not constitute a waiver nor violation of the mediation and arbitration provisions: (i) the filing of a court action to preserve a statute of limitations; (ii) the filing of a court action to enable the recording of a notice of pending action, for order of attachment, receivership, injunction, or other provisional remedies; or (iii) the filing of a mechanic's lien.
  (3) BROKERS: Brokers shall not be obligated nor compelled to mediate or arbitrate unless they agree to do so in writing. Any Broker(s) participating in mediation or arbitration shall not be deemed a party to the Agreement.

27. **SELECTION OF SERVICE PROVIDERS:** Brokers do not guarantee the performance of any vendors, service or product providers ("Providers"), whether referred by Broker or selected by Buyer, Seller or other person. Buyer and Seller may select ANY Providers of their own choosing.

28. **MULTIPLE LISTING SERVICE/PROPERTY DATA SYSTEM:** If Broker is a participant of a Multiple Listing Service ("MLS") or Property Data System ("PDS"), Broker is authorized to report to the MLS or PDS a pending sale and, upon Close Of Escrow, the terms of this transaction to be published and disseminated to persons and entities authorized to use the information on terms approved by the MLS or PDS.

29. **ATTORNEY FEES:** In any action, proceeding, or arbitration between Buyer and Seller arising out of this Agreement, the prevailing Buyer or Seller shall be entitled to reasonable attorneys fees and costs from the non-prevailing Buyer or Seller, except as provided in paragraph 26A.

30. **ASSIGNMENT:** Buyer shall not assign all or any part of Buyer's interest in this Agreement without first having obtained the written consent of Seller. Such consent shall not be unreasonably withheld unless otherwise agreed in writing. Any total or partial assignment shall not relieve Buyer of Buyer's obligations pursuant to this Agreement unless otherwise agreed in writing by Seller (C.A.R. Form AOAA).

31. **SUCCESSORS AND ASSIGNS:** This Agreement shall be binding upon, and inure to the benefit of, Buyer and Seller and their respective successors and assigns, except as otherwise provided herein.

32. **ENVIRONMENTAL HAZARD CONSULTATION:** Buyer and Seller acknowledge: **(i)** Federal, state, and local legislation impose liability upon existing and former owners and users of real property, in applicable situations, for certain legislatively defined, environmentally hazardous substances; **(ii)** Broker(s) has/have made no representation concerning the applicability of any such Law to this transaction or to Buyer or to Seller, except as otherwise indicated in this Agreement; **(iii)** Broker(s) has/have made no representation concerning the existence, testing, discovery, location and evaluation of/for, and risks posed by, environmentally hazardous substances, if any, located on or potentially affecting the Property; and **(iv)** Buyer and Seller are each advised to consult with technical and legal experts concerning the existence, testing, discovery, location and evaluation of/for, and risks posed by, environmentally hazardous substances, if any, located on or potentially affecting the Property.

33. **AMERICANS WITH DISABILITIES ACT:** The Americans With Disabilities Act ("ADA") prohibits discrimination against individuals with disabilities. The ADA affects almost all commercial facilities and public accommodations. The ADA can require, among other things, that buildings be made readily accessible to the disabled. Different requirements apply to new construction, alterations to existing buildings, and removal of barriers in existing buildings. Compliance with the ADA may require significant costs. Monetary and injunctive remedies may be incurred if the Property is not in compliance. A real estate broker does not have the technical expertise to determine whether a building is in compliance with ADA requirements, or to advise a principal on those requirements. Buyer and Seller are advised to contact an attorney, contractor, architect, engineer or other qualified professional of Buyer's or Seller's own choosing to determine to what degree, if any, the ADA impacts that principal or this transaction.

34. **COPIES:** Seller and Buyer each represent that Copies of all reports, documents, certificates approvals and other documents that are furnished to the other are true, correct and unaltered Copies of the original documents, if the originals are in the possession of the furnishing party.

35. **EQUAL HOUSING OPPORTUNITY:** The Property is sold in compliance with federal, state and local anti-discrimination Laws.

36. **GOVERNING LAW:** This Agreement shall be governed by the Laws of the state of California.

37. **TERMS AND CONDITIONS OF OFFER:** This is an offer to purchase the Property on the above terms and conditions. The liquidated damages paragraph or the arbitration of disputes paragraph is incorporated in this Agreement if initialed by all Parties or if incorporated by mutual agreement in a counter offer or addendum. If at least one but not all Parties initial, a counter offer is required until agreement is reached. Seller has the right to continue to offer the Property for sale and to accept any other offer at any time prior to notification of Acceptance. Buyer has read and acknowledges receipt of a Copy of the offer and agrees to the confirmation of agency relationships. If this offer is accepted and Buyer subsequently defaults, Buyer may be responsible for payment of Brokers' compensation. This Agreement and any supplement, addendum or modification, including any Copy, may be Signed in two or more counterparts, all of which shall constitute one and the same writing.

38. **TIME OF ESSENCE; ENTIRE CONTRACT; CHANGES:** Time is of the essence. All understandings between the Parties are incorporated in this Agreement. Its terms are intended by the Parties as a final, complete and exclusive expression of their Agreement with respect to its subject matter, and may not be contradicted by evidence of any prior agreement or contemporaneous oral agreement. If any provision of this Agreement is held to be ineffective or invalid, the remaining provisions will nevertheless be given full force and effect. Except as otherwise specified, this Agreement shall be interpreted and disputes shall be resolved in accordance with the Laws of the State of California. **Neither this Agreement nor any provision in it may be extended, amended, modified, altered or changed, except in writing Signed by Buyer and Seller.**

39. **DEFINITIONS:** As used in this Agreement:
  A. **"Acceptance"** means the time the offer or final counter offer is accepted in writing by a Party and is delivered to and personally received by the other Party or that Party's authorized agent in accordance with the terms of this offer or a final counter offer.
  B. **"Agreement"** means this document and any counter offers and any incorporated addenda, collectively forming the binding agreement between the Parties. Addenda are incorporated only when Signed by all Parties.

Buyer's Initials (_____) (_____)   Seller's Initials (_____) (_____)

CPA REVISED 12/18 (PAGE 9 OF 11)

COMMERCIAL PROPERTY PURCHASE AGREEMENT (CPA PAGE 9 OF 11)
Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026   www.zipLogix.com   **Fairview**

C. **"C.A.R. Form"** means the most current version of the specific form referenced or another comparable form agreed to by the parties.
D. **"Close Of Escrow" or "COE"** means the date the grant deed, or other evidence of transfer of title, is recorded.
E. **"Copy"** means copy by any means including photocopy, NCR, facsimile and electronic.
F. **"Days"** means calendar days. However, after Acceptance, the last **Day** for performance of any act required by this Agreement (including Close Of Escrow) shall not include any Saturday, Sunday, or legal holiday and shall instead be the next Day.
G. **"Days After"** means the specified number of calendar days after the occurrence of the event specified, not counting the calendar date on which the specified event occurs, and ending at 11:59 PM on the final day.
H. **"Days Prior"** means the specified number of calendar days before the occurrence of the event specified, not counting the calendar date on which the specified event is scheduled to occur.
I. **"Deliver", "Delivered" or "Delivery",** unless otherwise specified in writing, means and shall be effective upon: personal receipt by Buyer or Seller or the individual Real Estate Licensee for that principal as specified in the section titled Real Estate Brokers on page 11, regardless of the method used (i.e., messenger, mail, email, fax, other).
J. **"Electronic Copy" or "Electronic Signature"** means, as applicable, an electronic copy or signature complying with California Law. Buyer and Seller agree that electronic means will not be used by either Party to modify or alter the content or integrity of this Agreement without the knowledge and consent of the other Party.
K. **"Law"** means any law, code, statute, ordinance, regulation, rule or order, which is adopted by a controlling city, county, state or federal legislative, judicial or executive body or agency.
L. **"Repairs"** means any repairs (including pest control), alterations, replacements, modifications or retrofitting of the Property provided for under this Agreement.
M. **"Signed"** means either a handwritten or electronic signature on an original document, Copy or any counterpart.

40. **AUTHORITY:** Any person or persons signing this Agreement represent(s) that such person has full power and authority to bind that person's principal, and that the designated Buyer and Seller has full authority to enter into and perform this Agreement. Entering into this Agreement, and the completion of the obligations pursuant to this contract, does not violate any Articles of Incorporation, Articles of Organization, By Laws, Operating Agreement, Partnership Agreement or other document governing the activity of either Buyer or Seller.

41. **EXPIRATION OF OFFER:** This offer shall be deemed revoked and the deposit, if any, shall be returned to Buyer unless the offer is Signed by Seller and a Copy of the Signed offer is personally received by Buyer, or by ______________________ , who is authorized to receive it, by 5:00 PM on the third Day after this offer is signed by Buyer (or by ☐ ________ ☐ AM/ ☐ PM, on ______________________ (date)).

☐ One or more Buyers is signing the Agreement in a representative capacity and not for him/herself as an individual. See attached Representative Capacity Signature Disclosure (C.A.R. Form RCSD-B) for additional terms.

Date 7/20/2020 BUYER DocuSigned by: Yizhen Zhao A0FC743CFDA04F8...

(Print name) *Ark7 Properties LLC and/or Assigns*

Date ________ BUYER ______________________

(Print name) ______________________

☐ Additional Signature Addendum attached (C.A.R. Form ASA).

42. **ACCEPTANCE OF OFFER:** Seller warrants that Seller is the owner of the Property, or has the authority to execute this Agreement. Seller accepts the above offer and agrees to sell the Property on the above terms and conditions, and agrees to the above confirmation of agency relationships. Seller has read and acknowledges receipt of a Copy of this Agreement, and authorizes Broker to Deliver a Signed Copy to Buyer.

☐ (If checked) SELLER'S ACCEPTANCE IS **SUBJECT TO ATTACHED COUNTER OFFER (C.A.R. Form SCO or SMCO) DATED:** ______________________ .

☐ One or more Sellers is signing the Agreement in a representative capacity and not for him/herself as an individual. See attached Representative Capacity Signature Disclosure (C.A.R. Form RCSD-S) for additional terms.

Date ________ SELLER ______________________

(Print name) *Seller of Record*

Date ________ SELLER ______________________

(Print name) ______________________

☐ Additional Signature Addendum attached (C.A.R. Form ASA).

(_____ / _____) (Initials) **(Do not initial if making a counter offer.) CONFIRMATION OF ACCEPTANCE:** A Copy of Signed Acceptance was personally received by Buyer or Buyer's authorized agent on (date) ______________ at ________ ☐ AM/ ☐ PM. **A binding Agreement is created when a Copy of Signed Acceptance is personally received by Buyer or Buyer's authorized agent whether or not confirmed in this document. Completion of this confirmation is not legally required in order to create a binding Agreement; it is solely intended to evidence the date that Confirmation of Acceptance has occurred.**

CPA REVISED 12/18 (PAGE 10 OF 11)

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REAL ESTATE BROKERS:

A. **Real Estate Brokers are not parties to the Agreement between Buyer and Seller.**

B. **Agency relationships are confirmed as stated in paragraph 2.**

C. If specified in paragraph 3A(2), Agent who submitted the offer for Buyer acknowledges receipt of deposit.

D. **COOPERATING (BUYER'S) COMPENSATION:** Seller's Broker agrees to pay Buyer's Broker and Buyer's Broker agrees to accept, out of Seller's Broker's proceeds in escrow, the amount specified in the MLS, provided Buyer's Broker is a Participant of the MLS in which the Property is offered for sale or a reciprocal MLS. If Seller's Broker and Buyer's Broker are not both Participants of the MLS, or a reciprocal MLS, in which the Property is offered for sale, then compensation must be specified in a separate written agreement (C.A.R. Form CBC). Declaration of License and Tax (C.A.R. Form DLT) may be used to document that tax reporting will be required or that an exemption exists.

E. **PRESENTATION OF OFFER:** Pursuant to Standard of Practice 1-7, if Buyer's Broker makes a written request, Seller's Broker shall confirm in writing that this offer has been presented to Seller.

Buyer's Brokerage Firm The Pinza Group, Inc. DRE Lic. # 01941229
By (DocuSigned by: Steve Pinza, 0E714BFD57CF407...) Steven Pinza, Esq DRE Lic. # 01867691 Date 7/20/2020
By ______ DRE Lic. # ______ Date ______
Address 1250 Pine St Suite 104 City Walnut Creek State CA Zip 94596
Telephone (510)725-4775 Fax (510)788-6045 E-mail Steve@PinzaGroup.com

Seller's Brokerage Firm The Pinza Group, Inc. DRE Lic. # 01941229
By (DocuSigned by: Steve Pinza, 0E714BFD57CF407...) Steven Pinza, Esq. DRE Lic. # 01867691 Date 7/20/2020
By ______ DRE Lic. # ______ Date ______
Address 1250 Pine St Suite 104 City Walnut Creek State CA Zip 94596
Telephone (510)725-4775 Fax (510)788-6045 E-mail Steve@PinzaGroup.com

ESCROW HOLDER ACKNOWLEDGMENT:

Escrow Holder acknowledges receipt of a Copy of this Agreement, (if checked, ☐ a deposit in the amount of $ ______), counter offer numbers ______ ☐ Seller's Statement of Information and ______, and agrees to act as Escrow Holder subject to paragraph 24 of this Agreement, any supplemental escrow instructions and the terms of Escrow Holder's general provisions.

Escrow Holder is advised that the date of Confirmation of Acceptance of the Agreement as between Buyer and Seller is ______

Escrow Holder ______ Escrow # ______
By ______ Date ______
Address ______
Phone/Fax/E-mail //
Escrow Holder has the following license number # ______
☐ Department of Business Oversight, ☐ Department of Insurance, ☐ Department of Real Estate.

PRESENTATION OF OFFER: (DS SP) Listing Broker presented this offer to Seller on 7/20/2020 (date).
Broker or Designee Initials

REJECTION OF OFFER: (______)(______) No counter offer is being made. This offer was rejected by Seller on ______ (date).
Seller's Initials

Buyer's Initials (DS YZ) (______) Seller's Initials (______) (______)

©2018, California Association of REALTORS®, Inc. United States copyright law (Title 17 U.S. Code) forbids the unauthorized distribution, display and reproduction of this form, or any portion thereof, by photocopy machine or any other means, including facsimile or computerized formats.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS® (C.A.R.). NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.
This form is made available to real estate professionals through an agreement with or purchase from the California Association of REALTORS®. It is not intended to identify the user as a REALTOR®. REALTOR® is a registered collective membership mark which may be used only by members of the NATIONAL ASSOCIATION OF REALTORS® who subscribe to its Code of Ethics.



Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



EQUAL HOUSING OPPORTUNITY

CPA REVISED 12/18 (PAGE 11 OF 11)
COMMERCIAL PROPERTY PURCHASE AGREEMENT (CPA PAGE 11 OF 11)

CALIFORNIA ASSOCIATION OF REALTORS®

BUYER'S INSPECTION ADVISORY

(C.A.R. Form BIA, Revised 11/14)

Property Address *2314 Bonar St, Berkeley, CA 94702*

1. IMPORTANCE OF PROPERTY INVESTIGATION: The physical condition of the land and improvements being purchased is not guaranteed by either Seller or Brokers. You have an affirmative duty to exercise reasonable care to protect yourself, including discovery of the legal, practical and technical implications of disclosed facts, and the investigation and verification of information and facts that you know or that are within your diligent attention and observation. A general physical inspection typically does not cover all aspects of the Property nor items affecting the Property that are not physically located on the Property. If the professionals recommend further investigations, including a recommendation by a pest control operator to inspect inaccessible areas of the Property, you should contact qualified experts to conduct such additional investigations.

2. BROKER OBLIGATIONS: Brokers do not have expertise in all areas and therefore cannot advise you on many items, such as those listed below. If Broker gives you referrals to professionals, Broker does not guarantee their performance.

3. YOU ARE STRONGLY ADVISED TO INVESTIGATE THE CONDITION AND SUITABILITY OF ALL ASPECTS OF THE PROPERTY, INCLUDING BUT NOT LIMITED TO THE FOLLOWING. IF YOU DO NOT DO SO, YOU ARE ACTING AGAINST THE ADVICE OF BROKERS.

A. **GENERAL CONDITION OF THE PROPERTY, ITS SYSTEMS AND COMPONENTS:** Foundation, roof (condition, age, leaks, useful life), plumbing, heating, air conditioning, electrical, mechanical, security, pool/spa (cracks, leaks, operation), other structural and nonstructural systems and components, fixtures, built-in appliances, any personal property included in the sale, and energy efficiency of the Property.

B. **SQUARE FOOTAGE, AGE, BOUNDARIES:** Square footage, room dimensions, lot size, age of improvements and boundaries. Any numerical statements regarding these items are APPROXIMATIONS ONLY and have not been verified by Seller and cannot be verified by Brokers. Fences, hedges, walls, retaining walls and other barriers or markers do not necessarily identify true Property boundaries.

C. **WOOD DESTROYING PESTS:** Presence of, or conditions likely to lead to the presence of wood destroying pests and organisms.

D. **SOIL STABILITY:** Existence of fill or compacted soil, expansive or contracting soil, susceptibility to slippage, settling or movement, and the adequacy of drainage.

E. **WATER AND UTILITIES; WELL SYSTEMS AND COMPONENTS; WASTE DISPOSAL:** Water and utility availability, use restrictions and costs. Water quality, adequacy, condition, and performance of well systems and components. The type, size, adequacy, capacity and condition of sewer and septic systems and components, connection to sewer, and applicable fees.

F. **ENVIRONMENTAL HAZARDS:** Potential environmental hazards, including, but not limited to, asbestos, lead-based paint and other lead contamination, radon, methane, other gases, fuel oil or chemical storage tanks, contaminated soil or water, hazardous waste, waste disposal sites, electromagnetic fields, nuclear sources, and other substances, materials, products, or conditions (including mold (airborne, toxic or otherwise), fungus or similar contaminants).

G. **EARTHQUAKES AND FLOODING:** Susceptibility of the Property to earthquake/seismic hazards and propensity of the Property to flood.

H. **FIRE, HAZARD AND OTHER INSURANCE:** The availability and cost of necessary or desired insurance may vary. The location of the Property in a seismic, flood or fire hazard zone, and other conditions, such as the age of the Property and the claims history of the Property and Buyer, may affect the availability and need for certain types of insurance. Buyer should explore insurance options early as this information may affect other decisions, including the removal of loan and inspection contingencies.

I. **BUILDING PERMITS, ZONING AND GOVERNMENTAL REQUIREMENTS:** Permits, inspections, certificates, zoning, other governmental limitations, restrictions, and requirements affecting the current or future use of the Property, its development or size.

J. **RENTAL PROPERTY RESTRICTIONS:** Some cities and counties impose restrictions that limit the amount of rent that can be charged, the maximum number of occupants, and the right of a landlord to terminate a tenancy. Deadbolt or other locks and security systems for doors and windows, including window bars, should be examined to determine whether they satisfy legal requirements.

K. **SECURITY AND SAFETY:** State and local Law may require the installation of barriers, access alarms, self-latching mechanisms and/or other measures to decrease the risk to children and other persons of existing swimming pools and hot tubs, as well as various fire safety and other measures concerning other features of the Property.

L. **NEIGHBORHOOD, AREA, SUBDIVISION CONDITIONS; PERSONAL FACTORS:** Neighborhood or area conditions, including schools, law enforcement, crime statistics, registered felons or offenders, fire protection, other government services, availability, adequacy and cost of internet connections or other technology services and installations, commercial, industrial or agricultural activities, existing and proposed transportation, construction and development that may affect noise, view, or traffic, airport noise, noise or odor from any source, wild and domestic animals, other nuisances, hazards, or circumstances, protected species, wetland properties, botanical diseases, historic or other governmentally protected sites or improvements, cemeteries, facilities and condition of common areas of common interest subdivisions, and possible lack of compliance with any governing documents or Homeowners' Association requirements, conditions and influences of significance to certain cultures and/or religions, and personal needs, requirements and preferences of Buyer.

By signing below, Buyers acknowledge that they have read, understand, accept and have received a Copy of this Advisory. Buyers are encouraged to read it carefully.

Buyer DocuSigned by: [signature] A0FC743CFDA04F8... *Ark7 Properties LLC and/or Assigns* Buyer ____________

© 1991-2004, California Association of REALTORS®, Inc. THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS® (C.A.R.). NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.

REBS LLC

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

BIA REVISED 11/14 (PAGE 1 OF 1)

The Pinza Group, Inc. 1250 Pine St #104 Walnut Creek, CA 94596 Phone: (510)725-4775 Fax: 510-788-6045 Fairview
Steven Pinza, Esq. Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com

DocuSign Envelope ID: AD8D79D5-FAB9-4CE1-AA15-29B688D1A163



CALIFORNIA ASSOCIATION OF REALTORS®

POSSIBLE REPRESENTATION OF MORE THAN ONE BUYER OR SELLER - DISCLOSURE AND CONSENT

(C.A.R. Form PRBS, Revised 12/18)

A real estate broker (Broker), whether a corporation, partnership or sole proprietorship, may represent more than one buyer or seller. This multiple representation can occur through an individual licensed as a broker or salesperson or through different individual broker's or salespersons (associate licensees) acting under the Broker's license. The associate licensees may be working out of the same or different office locations.

Multiple Buyers: Broker (individually or through its associate licensees) may be working with many prospective buyers at the same time. These prospective buyers may have an interest in, and make offers on, the same properties. Some of these properties may be listed with Broker and some may not. Broker will not limit or restrict any particular buyer from making an offer on any particular property whether or not Broker represents other buyers interested in the same property.

Multiple Sellers: Broker (individually or through its associate licensees) may have listings on many properties at the same time. As a result, Broker will attempt to find buyers for each of those listed properties. Some listed properties may appeal to the same prospective buyers. Some properties may attract more prospective buyers than others. Some of these prospective buyers may be represented by Broker and some may not. Broker will market all listed properties to all prospective buyers whether or not Broker has another or other listed properties that may appeal to the same prospective buyers.

Dual Agency: If Seller is represented by Broker, Seller acknowledges that broker may represent prospective buyers of Seller's property and consents to Broker acting as a dual agent for both seller and buyer in that transaction. If Buyer is represented by Broker, buyer acknowledges that Broker may represent sellers of property that Buyer is interested in acquiring and consents to Broker acting as a dual agent for both buyer and seller with regard to that property.

In the event of dual agency, seller and buyer agree that: a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the buyer's or seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the seller's willingness to accept a price less than the listing price or the buyer's willingness to pay a price greater than the price offered; and except as set forth above, a dual agent is obligated to disclose known facts materially affecting the value or desirability of the Property to both parties.

Offers not necessarily confidential: Buyer is advised that seller or listing agent may disclose the existence, terms, or conditions of buyer's offer unless all parties and their agent have signed a written confidentiality agreement. Whether any such information is actually disclosed depends on many factors, such as current market conditions, the prevailing practice in the real estate community, the listing agent's marketing strategy and the instructions of the seller.

Buyer and seller understand that Broker may represent more than one buyer or more than one seller and even both buyer and seller on the same transaction and consents to such relationships.

Seller and/or Buyer acknowledges reading and understanding this Possible Representation of More Than One Buyer or Seller - Disclosure and Consent and agrees to the agency possibilities disclosed.

Seller *Seller of Record* Date

Seller Date

DocuSigned by:
Buyer Yizhen Zhao *Ark7 Properties LLC and/or Assigns* Date 7/20/2020
A0FC743CFDA04F8...

Buyer Date

Buyer's Brokerage Firm *The Pinza Group, Inc.* DRE Lic # *01941229* Date 7/20/2020

DocuSigned by:
By Steve Pinza DRE Lic # *01867691* Date
Steven Pinza Esq.
0F714BFD57CF407...

Seller's Brokerage Firm *The Pinza Group, Inc.* DRE Lic # *01941229* Date 7/20/2020

DocuSigned by:
By Steve Pinza DRE Lic # *01867691* Date
Steven Pinza, Esq.
0F714BFD57CF407...

© 2018, California Association of REALTORS®, Inc. United States copyright law (Title 17 U.S. Code) forbids the unauthorized distribution, display and reproduction of this form, or any portion thereof, by photocopy machine or any other means, including facsimile or computerized formats.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS® (C.A.R.). NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.
This form is made available to real estate professionals through an agreement with or purchase from the California Association of REALTORS®. It is not intended to identify the user as a REALTOR®. REALTOR® is a registered collective membership mark which may be used only by members of the NATIONAL ASSOCIATION OF REALTORS® who subscribe to its Code of Ethics.

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



EQUAL HOUSING OPPORTUNITY

PRBS REVISED 12/18 (PAGE 1 OF 1)

POSSIBLE REPRESENTATION OF MORE THAN ONE BUYER OR SELLER (PRBS PAGE 1 OF 1)

The Pinza Group, Inc. 1250 Pine St #104 Walnut Creek, CA 94596 Phone: (510)725-4775 Fax: 510-788-6045 Fairview
Steven Pinza, Esq. Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com

DocuSign Envelope ID: AD8D79D5-FAB9-4CE1-AA15-29B688D1A163



CALIFORNIA ASSOCIATION OF REALTORS®

CALIFORNIA CONSUMER PRIVACY ACT ADVISORY

(C.A.R. Form CCPA, 12/19)

As of January 1, 2020, the California Consumer Privacy Act (commencing with Civil Code § 1798.100) ("CCPA") grants to California residents certain rights in their private, personal information that is collected by companies with whom they do business. Under the CCPA, "personal information" is defined broadly to encompass non-public records information that could reasonably be linked directly or indirectly to you, including, potentially, photographs of or sales information about your property. Some of your personal information will be collected and likely shared with others during the process of buying and selling real estate. Depending on the situation, you may have the right to "opt out" or stop the transfer of your personal information to others and request that certain businesses delete your personal information altogether. Not all businesses you interact with are required to comply with the law, primarily just those who meet the criteria of a covered "Business" as set forth in Section 1798.140 (c)]. For more information, you may ask your Broker for a copy of the C.A.R. Legal Q&A on the subject.

A real estate broker is likely to submit personal information to a Multiple Listing Service ("MLS") in order to help find a buyer for a seller's property. Through the MLS, the information is made available to real estate brokers and salespeople, and others. Even after a sale is complete, the MLS distributes sales information to the real estate community. Brokers, agents and MLSs may also share your personal information with others who post the personal information on websites or elsewhere, or otherwise use it. Thus, there are various service providers and companies in a real estate transaction who may be engaged in using or sharing data involving your personal information.

If your broker is a covered Business, it should have a privacy policy explaining your rights on its website and giving you an opportunity to request that personal information not be shared, used and even deleted. Even if your real estate brokerage is a covered Business, it needs, and is allowed, to keep your information to effectuate a sale and, by law, is required to maintain such information for three years to comply with regulatory requirements. Not all brokers are covered Businesses, however, and those that are not, do not have to comply with the CCPA.

Similarly, most MLSs will not be considered a covered Business. Instead, the MLS may be considered a Third Party in the event a covered Business (ex: brokerages, real estate listing aggregation or advertising internet sites or other outlets who meet the criteria of covered Businesses) exchanges personal information with the MLS. You do not have the right under the CCPA to require a Third Party to delete your personal information. And like real estate brokerages, even if an MLS is a covered Business, MLSs are also required by law to retain and make accessible in its computer system any and all listing and other information for three years.

Whether an MLS is a covered Business or a Third Party, you have a right to be notified about the sharing of your personal information and your right to contact a covered Business to opt out of your personal information being used, or shared with Third Parties. Since the MLSs and/or other entities receiving your personal information do not have direct contact with buyers and sellers and also may not be aware of which entities exchanging personal information are covered Businesses, this form is being used to notify you of your rights under the CCPA and your ability to direct requests to covered Businesses not to share personal information with Third Parties. One way to limit access to your personal information, is to inform your broker or salesperson you want to opt-out of the MLS, and if so, you will be asked to sign a document (Form SELM) confirming your request to keep your listing off the MLS. However, if you do so, it may be more difficult to sell your property or obtain the highest price for it because your property will not be exposed to the greatest number of real estate licensees and others.

I/we acknowledge receipt of a copy of this California Consumer Privacy Act Advisory.

Buyer/Seller/Landlord/Tenant DocuSigned by: Yizhen Zhao Date 7/20/2020

Ark7 Properties LLC and/or Assigns

Buyer/Seller/Landlord/Tenant ______________________ Date __________

© 2019, California Association of REALTORS®, Inc. United States copyright law (Title 17 U.S. Code) forbids the unauthorized distribution, display and reproduction of this form, or any portion thereof, by photocopy machine or any other means, including facsimile or computerized formats.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS®. NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.
This form is made available to real estate professionals through an agreement with or purchase from the California Association of REALTORS®. It is not intended to identify the user as a REALTOR®. REALTOR® is a registered collective membership mark which may be used only by members of the NATIONAL ASSOCIATION OF REALTORS® who subscribe to its Code of Ethics.

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



CCPA 12/19 (PAGE 1 OF 1)

The Pinza Group, Inc. 1250 Pine St #104 Walnut Creek, CA 94596 Phone: (510)725-4775 Fax: 510-788-6045 Fairview
Steven Pinza, Esq. Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com

DocuSign Envelope ID: AD8D79D5-FAB9-4CE1-AA15-29B688D1A163



CALIFORNIA ASSOCIATION OF REALTORS®

ADDENDUM

(C.A.R. Form ADM, Revised 12/15)

No. _1_

The following terms and conditions are hereby incorporated in and made a part of the: [X] Purchase Agreement, [ ] Residential Lease or Month-to-Month Rental Agreement, [ ] Transfer Disclosure Statement (Note: An amendment to the TDS may give the Buyer a right to rescind), [ ] Other _____,
dated _____ *07/20/2020* _____ , on property known as _____ *2314 Bonar St* _____
_____ *Berkeley, CA 94702* _____
in which _____ *Ark7 Properties LLC and/or Assigns* _____ is referred to as ("Buyer/Tenant")
and _____ *Seller of Record* _____ is referred to as ("Seller/Landlord").

1. Seller shall be responsible for BESO, Sewer Lateral, and E3 compliance before close of escrow.
2. Seller shall pay The Pinza Group, Inc. a reduced brokerage commission of five percent (5%) paid through escrow at close.
3. Seller is a licensed California real estate broker acting as a principal.
4. Buyer shall cooperate with Seller's 1031 exchange at no cost to Buyer
5. Seller shall provide Buyer with access to property, if needed, for loan purposes.
6. All other terms and conditions remain the same.

The foregoing terms and conditions are hereby agreed to, and the undersigned acknowledge receipt of a copy of this document.

Date 7/20/2020 _____   Date _____

Buyer/Tenant _~Yizhen Zhao~_____   Seller/Landlord _____
Ark7 Properties LLC and/or Assigns   *Seller of Record*

Buyer/Tenant _____   Seller/Landlord _____

© 1986-2015, California Association of REALTORS®, Inc. United States copyright law (Title 17 U.S. Code) forbids the unauthorized distribution, display and reproduction of this form, or any portion thereof, by photocopy machine or any other means, including facsimile or computerized formats.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS® (C.A.R.). NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.
This form is made available to real estate professionals through an agreement with or purchase from the California Association of REALTORS®. It is not intended to identify the user as a REALTOR®. REALTOR® is a registered collective membership mark which may be used only by members of the NATIONAL ASSOCIATION OF REALTORS® who subscribe to its Code of Ethics.

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

ADM REVISED 12/15 (PAGE 1 OF 1)



EQUAL HOUSING OPPORTUNITY

ADDENDUM (ADM PAGE 1 OF 1)